Exhibit 99.1

Jacqualyn Fouse to Leave Alcon for New Position

HUENENBERG, Switzerland - June 26, 2007 - Alcon, Inc. (NYSE:ACL) announced today that effective July 20, 2007, Jacqualyn Fouse, Alcon’s senior vice president, chief financial officer and corporate strategy will leave the company to become chief financial officer of Bunge, Ltd. Fouse joined Alcon as senior vice president and chief financial officer in July of 2002. The company expects to name a new CFO within the next several weeks.

“I thank Jackie for her many contributions while at Alcon and we wish her the best in her new position,“ said Cary Rayment, Alcon’s chairman, president and chief executive officer.

About Alcon

Alcon, Inc. is the world’s leading eye care company, with sales of approximately $4.9 billion in 2006. Alcon, which has been dedicated to the ophthalmic industry for 60 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon’s majority shareholder is Nestlé, S.A., the world’s largest food company.

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Caution Concerning Forward-Looking Statements. This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any forward- looking statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For information, contact:

Doug MacHatton

Alcon Investor Relations

817-551-8974

doug.machatton@alconlabs.com

www.alcon.com